As filed with the Securities and Exchange Commission on August 13, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE INTERPUBLIC GROUP OF COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	7311	13-1024020
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1114 Avenue of the Americas

New York, New York 10036

(212) 704-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicholas J. Camera, Esq.

Senior Vice President, General Counsel and Secretary

The Interpublic Group of Companies, Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 704-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000 (Copies of all communications, including communications sent to agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
10.0% Senior Notes due 2017	$600,000,000	100%	$600,000,000	$33,480.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Calculated pursuant to Rule 457 under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Offer to Exchange any and all of our outstanding unregistered 10.0% Senior Notes due 2017 for $600,000,000 aggregate principal amount of our new 10.0% Senior Notes due 2017 that have been registered under the Securities Act of 1933

Terms of the Exchange Offer

•

We are offering to exchange any and all of our outstanding 10.0% Senior Notes due 2017 that were issued on June 15, 2009 (the “Old Notes”) for an equal amount of new 10.0% Senior Notes 2017 (the “New Notes”, and together with the Old Notes, the “Notes”).

•

The exchange offer expires at 5:00 p.m., New York City time, on             , 2009 (such date and time, the “Expiration Date”, unless we extend or terminate the exchange offer, in which case the “Expiration Date” will mean the latest date and time to which we extend the exchange offer).

•	Tenders of Old Notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

•	The exchange of Old Notes for New Notes generally will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•

The terms of the New Notes to be issued in the exchange offer are substantially the same as the terms of the Old Notes, except that the offer of the New Notes is registered under the Securities Act of 1933, as amended (the “Securities Act”), and the New Notes have no transfer restrictions, rights to additional interest or registration rights.

•	The New Notes will not be listed on any securities exchange. A public market for the New Notes may not develop, which could make selling the New Notes difficult.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

Investing in the New Notes to be issued in the exchange offer involves certain risks. See “Risk Factors” beginning on page 7.

We are not making an offer to exchange Notes in any jurisdiction where the offer is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2009.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have also filed with the SEC a registration statement on Form S-4 to register this exchange offer of the New Notes, which you can access on the SEC’s website at http://www.sec.gov. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and about the New Notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These materials are also available to the public from the SEC’s website at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus incorporates by reference important business and financial information about our company that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus that is modified or superseded by subsequently filed materials shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below, including all exhibits thereto, and any other filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information furnished pursuant to Items 2.02 or 7.01 of Form 8-K) prior to the termination of the exchange offer:

•

our Annual Report on Form 10-K for the year ended December 31, 2008 (financial statements therein have been superseded by the financial statements included in the Current Report on Form 8-K filed on June 8, 2009);

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 and the quarter ended June 30, 2009;

•	our Current Reports on Form 8-K filed on March 3, 2009, May 18, 2009, June 2, 2009, June 5, 2009, June 8, 2009, June 11, 2009, June 16, 2009, June 22, 2009, July 8, 2009 and August 3, 2009; and

•	our Proxy Statement, dated April 30, 2009.

Copies of these filings may be obtained at no cost by writing or calling us at the following address and telephone number:

The Interpublic Group of Companies, Inc.

1114 Avenue of the Americas

New York, New York 10036

Attn: Investor Relations

(212) 704-1200

To obtain timely delivery of any copies of filings requested, please write or call us no later than five business days before the Expiration Date of the exchange offer.

The above filings are also available to the public on our website at http://www.interpublic.com. (We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this prospectus.)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Our representatives may also make forward-looking statements orally from time to time. Statements in this prospectus that are not historical facts, including statements about our beliefs and expectations, constitute forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or comparable terminology are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in the “Risk Factors” section. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

•	potential effects of a challenging economy, for example, on the demand for our advertising and marketing services, on our clients’ financial condition, and on our business or financial condition;

•	our ability to attract new clients and retain existing clients;

•	our ability to retain and attract key employees;

•	risks associated with assumptions we make in connection with our critical accounting estimates, including changes in assumptions associated with any effects of a weakened economy;

•	potential adverse effects if we are required to recognize impairment charges or other adverse accounting-related developments;

•

risks associated with the effects of global, national and regional economic and political conditions, including counterparty risks and fluctuations in economic growth rates, interest rates and currency exchange rates; and

•	developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world.

Investors should carefully consider these factors and the additional risk factors discussed in more detail in the section entitled “Risk Factors” in this prospectus.

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SUMMARY

The following summary does not contain all the information that may be important to you and is qualified in its entirety by more detailed information appearing elsewhere in, or incorporated by reference into, this prospectus. You should read the entire prospectus, paying particular attention to the risks set forth under the heading “Risk Factors,” request from us all additional public information you wish to review relating to us and complete your own examination of us and the terms of the exchange offer and the New Notes before making an investment decision. In this prospectus, unless the context requires otherwise, the words “we,” “us” and “our” refer to The Interpublic Group of Companies, Inc. and not its subsidiaries.

The Interpublic Group of Companies, Inc.

The Interpublic Group of Companies, Inc. was incorporated in Delaware in September 1930 under the name of McCann-Erickson Incorporated as the successor to the advertising agency businesses founded in 1902 by A.W. Erickson and in 1911 by Harrison K. McCann. We have operated under the Interpublic name since January 1961.

We are one of the world’s premier advertising and marketing services companies. Our agency brands create marketing solutions on behalf of clients in every major world market. Our companies cover the spectrum of marketing disciplines and specialties, from traditional services such as consumer advertising and public relations to emerging services such as mobile and search engine marketing.

The work we produce for our clients is specific to their unique needs. Our solutions vary from project-based activity involving one agency and its client to long-term, fully-integrated campaigns created by a group of our companies working together on behalf of a client. With offices in over 100 countries, we can operate in a single region or align work globally across all major world markets.

Corporate Information

Our principal executive office is located at 1114 Avenue of the Americas, New York, New York 10036. Our main telephone number at that address is (212) 704-1200.

Summary Financial Data

(Amounts in Millions)

(Unaudited)

The following tables set forth our consolidated financial data for each of the last three years, as well as for the six months ended June 30, 2009 and 2008. These data, insofar as they relate to each of the years 2006 through 2008, have been derived from our audited financial statements incorporated by reference in this prospectus. The data for the six months ended June 30, 2009 and 2008 have been derived from unaudited consolidated financial statements which are also incorporated by reference in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair statement of the results for the unaudited interim periods. The following selected financial data should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus. The historical consolidated financial data is not necessarily indicative of our future performance.

	Years ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009
Revenue	$6,190.8	$6,554.2	$6,962.7	$3,320.9	$2,799.7
Salaries and related expenses	3,994.1	4,139.2	4,342.6	2,168.0	1,964.9
Office and general expenses	2,079.0	2,044.8	2,013.3	1,002.8	820.0
Restructuring and other reorganization-related charges (reversals)	34.5	25.9	17.1	7.3	(0.2)
Long-lived asset impairment and other charges	27.2	—	—	—	—
Operating income	106.0	344.3	589.7	142.8	15.0
Total (expenses) and other income	(111.0)	(108.6)	(118.2)	(54.1)	(77.9)
Provision for (benefit of) income taxes	18.7	58.9	156.6	55.4	(21.7)
(Loss) income from continuing operations	(16.7)	184.3	318.0	33.3	(41.2)
Income from discontinued operations, net of tax	5.0	—	—	—	—
Net (loss) income available to IPG common stockholders	$(79.3)	$131.3	$265.2	$18.2	$(53.0)
OTHER DATA
As of period-end:
Cash, cash equivalents and marketable securities	$1,957.1	$2,037.4	$2,274.9		$1,771.4
Total assets	11,864.1	12,458.1	12,125.2		11,065.1
Long-term debt	2,248.6	2,044.1	1,786.9		1,901.1
Total liabilities	9,877.0	10,081.8	9,592.6		8,542.3
Total stockholders’ equity	1,928.6	2,275.1	2,244.2		2,260.0

Summary of the Exchange Offer

Background	On June 15, 2009, we issued $600,000,000 aggregate principal amount of Old Notes in an unregistered offering. In connection with that offering, we entered into a registration rights agreement in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange Old Notes for New Notes evidencing the same indebtedness and with substantially similar terms. You should read the discussion under the heading “Description of Notes” for further information regarding the New Notes.

The Exchange Offer

We are offering to exchange, for each $1,000 aggregate principal amount of our Old Notes validly tendered and accepted, $1,000 aggregate principal amount of our New Notes.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. Instead, interest on the New Notes will accrue from June 15, 2009, the date on which we issued the Old Notes.

As of the date of this prospectus, $600,000,000 aggregate principal amount of the Old Notes are outstanding.

Denominations of New Notes	Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2009, unless we extend or terminate the exchange offer in which case the “Expiration Date” will mean the latest date and time to which we extend the exchange offer.

Settlement Date	The settlement date of the exchange offer will be as soon as practicable after the Expiration Date of the exchange offer.

Withdrawal of Tenders	Tenders of Old Notes may be withdrawn at any time prior to the expiration of the exchange offer.

Conditions to the Exchange Offer	Our obligation to consummate the exchange offer is subject to certain customary conditions, which we may assert or waive. See “Description of the Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering	To participate in the exchange offer, you must follow the automatic tender offer program, or ATOP, procedures established by The Depository Trust Company, or DTC, for tendering Old Notes held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

• DTC has received instructions to exchange your Old Notes; and

• you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Description of the Exchange Offer—Terms of the Exchange Offer” and “Description of the Exchange Offer—Procedures for Tendering.” If you elect to have Old Notes exchanged pursuant to this exchange offer, you must properly tender your Old Notes prior to the close of business on the Expiration Date. All Old Notes validly tendered and not properly withdrawn will be accepted for exchange. Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Consequences of Failure to Exchange

If we complete the exchange offer and you do not participate in it, then:

•        your Old Notes will continue to be subject to the existing restrictions upon their transfer;

•        we will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances; and

•        the liquidity of the market for your Old Notes could be adversely affected.

Taxation	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. Because the Old Notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes, the New Notes will be treated as having been issued with OID. U.S. Holders (as defined below) may be required to include amounts representing the OID in gross income on a constant yield basis for U.S. federal income tax purposes in advance of the receipt of cash payments to which such income is attributable. See “Certain U.S. Federal Income Tax Considerations” in this prospectus.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes in this exchange offer.

Exchange Agent and Information Agent	Global Bondholder Services Corporation is the exchange agent and the information agent for the exchange offer.

Summary of the Notes

Issuer	The Interpublic Group of Companies, Inc.

Securities Offered	U.S. $600,000,000 aggregate principal amount of 10.0% Senior Notes due 2017.

Maturity Date	July 15, 2017.

Interest Rate	10.0% per annum, payable semi-annually in arrears on January 15 and July 15 of each year commencing on January 15, 2010. Interest on the New Notes will accrue from June 15, 2009, the date on which we issued the Old Notes.

Ranking

The Notes are our general obligations and are not secured by any collateral. Your right to payment under the Notes is:

•        junior to the rights of our secured creditors to the extent of their security in our assets;

•        equal with the rights of creditors under our other unsecured unsubordinated debt, including any revolving credit facilities;

•        senior to the rights of creditors under debt expressly subordinated to the Notes; and

•        structurally subordinated to the rights of our subsidiaries’ creditors.

Form and Denomination	The New Notes will be issued in fully registered form. The New Notes will be represented by one or more global notes, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants.

The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption

The Notes are redeemable at our option, in whole or in part, at any time on or after July 15, 2013, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of the redemption.

We may redeem some or all of the Notes at any time prior to July 15, 2013, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus a “make-whole” premium, together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control	If a change of control occurs, each holder of Notes will have the right to require us to repurchase all or any part of that holder’s Notes at a price equal to 101% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date of repurchase. The term “Change of Control” is defined under “Description of Notes.”

Absence of a Public Market	The New Notes are new securities for which there currently is no market and we cannot assure you that any public market for the New Notes will develop or be sustained.

Listing	We do not intend to list the Notes on any securities exchange.

Governing Law	The Notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Depository	DTC.

Trustee	U.S. Bank National Association.

Risk Factors	You should refer to the section entitled “Risk Factors” for a discussion of material risks you should carefully consider before deciding to invest in the New Notes.

RISK FACTORS

You should carefully consider the risks described below, together with all the other information included or incorporated by reference in this prospectus, before deciding to participate in the exchange offer and to invest in the New Notes. See also “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Risks Related to the Company

We operate in a highly competitive industry.

The marketing communications business is highly competitive. Our agencies and media services must compete with other agencies, and with other providers of creative or media services, in order to maintain existing client relationships and to win new clients. Our competitors include not only other large multinational advertising and marketing communications companies, but also smaller entities that operate in local or regional markets. New market participants include systems integrators, database marketing and modeling companies, telemarketers and internet companies.

The client’s perception of the quality of an agency’s creative work, our reputation and the agencies’ reputations are important factors in determining our competitive position. An agency’s ability to serve clients, particularly large international clients, on a broad geographic basis is also an important competitive consideration. On the other hand, because an agency’s principal asset is its people, freedom of entry into the business is almost unlimited and a small agency is, on occasion, able to take all or some portion of a client’s account from a much larger competitor.

Many companies put their advertising and marketing communications business up for competitive review from time to time. We have won and lost client accounts in the past as a result of such periodic competitions. In the aggregate, our top ten clients based on revenue accounted for approximately 26% of revenue in 2008. While we believe it unlikely that we would lose the entire business of any one of our largest clients at the same time due to competitive considerations, a substantial decline in a large client’s advertising and marketing spending, or the loss of its entire business, could have a material adverse effect upon our business and results of operations.

Our ability to attract new clients and to retain existing clients may also, in some cases, be limited by clients’ policies or perceptions about conflicts of interest. These policies can, in some cases, prevent one agency, or even different agencies under our ownership, from performing similar services for competing products or companies.

Deteriorating economic and financial conditions could adversely impact our financial condition and results.

Economic and financial conditions deteriorated sharply in the latter part of 2008, and the deterioration is persisting in 2009. The effects could adversely affect our financial condition and results of operations.

a)	As a marketing services company, our revenues are highly susceptible to declines as a result of unfavorable economic conditions.

Economic downturns could affect the marketing services industry more severely than other industries, and the recovery of the marketing services industry could lag that of the economy generally. In the past, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future. A decrease in our revenue could pose a challenge to our cash generation from operations.

b)	If our clients experience financial distress, their weakened financial position could negatively affect our own financial position and results.

We have a large and diverse client base, and at any given time, one or more of our clients may experience financial difficulty, file for bankruptcy protection or go out of business. The current unfavorable economic and financial conditions that are impacting most sectors of the economy could result in an increase in client financial difficulties that affect us. The direct impact on us could include reduced revenues and write-offs of accounts receivable and expenditures billable to clients, and if these effects were severe, the indirect impact could include impairments of goodwill, credit facility covenant violations or reduced liquidity.

c)	Our financial condition could be adversely affected if our available liquidity is insufficient.

We maintain committed credit facilities to increase our financial flexibility. The $335 million credit facility we entered into in July 2008 includes commitments from a syndicate of financial institutions, and if any of them were unable to perform and no other bank assumed that institution’s commitment, the availability of credit under that agreement would be correspondingly reduced. Furthermore, that agreement contains financial covenants, and the current economic difficulties could adversely affect our ability to comply with them, for example, if we experience substantially lower revenues, a substantial increase in client defaults or sizable asset impairment charges. If we were to fail to comply with any of the financial covenants contained in that agreement, we could be required to seek an amendment or waiver, and our costs under the agreement could increase. If we were unable to obtain a necessary amendment or waiver, the agreement could be terminated. The $750 million credit facility we entered into in June 2006 expired in June 2009, and we do not plan on replacing the full amount of that facility. If credit under our credit facilities were unavailable or insufficient, our liquidity could be adversely affected.

If our business is significantly adversely affected by further deterioration in the economic environment or otherwise, it could lead us to seek new or additional sources of liquidity to fund our needs. Currently, for a non-investment-grade company such as ours, the capital markets are challenging, with limited available financing and at higher costs than in recent years. There can be no guarantee that we would be able to access any new sources of liquidity on commercially reasonable terms or at all.

Our earnings would be adversely affected if we were required to recognize asset impairment charges or increase our deferred tax valuation allowances.

We evaluate all of our long-lived assets (including goodwill, other intangible assets and fixed assets), investments and deferred tax assets for possible impairment or realizability at least annually and whenever there is an indication of impairment or lack of realizability. If certain criteria are met, we are required to record an impairment charge or valuation allowance. In 2006 and prior years, we have recorded substantial amounts of goodwill, investment and other impairment charges, and have been required to establish substantial valuation allowances with respect to deferred tax assets and loss carry-forwards.

As of June 30, 2009, we have substantial amounts of long-lived assets, investments and deferred tax assets on our Consolidated Balance Sheet, including approximately $3.3 billion of goodwill. Future events, including our financial performance, market valuation of us or comparable companies, loss of a significant client’s business or strategic decisions, could cause us to conclude that impairment indicators exist and that the asset values associated with long-lived assets, investments and deferred tax assets may have become impaired. We discuss our policies related to goodwill and other intangible assets, and our sensitivity analysis of our valuation of these assets, under “Critical Accounting Estimates” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2008. Any resulting impairment loss would have an adverse impact on our reported earnings in the period in which the charge is recognized.

We may lose or fail to attract and retain key employees and management personnel.

Our employees, including creative, research, media and account specialists, and their skills and relationships with clients, are among our most important assets. An important aspect of our competitiveness is our ability to attract and retain key employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award, and could be adversely affected by our financial or market performance.

Downgrades of our credit ratings could adversely affect us.

Our long-term debt is currently rated Ba3 with positive outlook by Moody’s, B+ with stable outlook by Standard and Poor’s, and BB+ with positive outlook by Fitch. Any ratings downgrades or ratings weaker than those of our competitors can adversely affect us, because ratings are an important factor influencing our ability to access capital and the terms of any new indebtedness, including covenants and interest rates. Our clients and vendors may also consider our credit profile when negotiating contract terms, and if they were to change the terms on which they deal with us, it could have an adverse effect on our liquidity.

We may not be able to meet our performance targets and milestones.

From time to time, we communicate to the public certain targets and milestones for our financial and operating performance that are intended to provide metrics against which to evaluate our performance. They should not be understood as predictions or guidance about our expected performance. Our ability to meet any target or milestone is subject to inherent risks and uncertainties, and we caution investors against placing undue reliance on them.

International business risks could adversely affect our operations.

International revenues represent a significant portion of our revenues, approximately 42% in the first half of 2009. Our international operations are exposed to risks that affect foreign operations of all kinds, including local legislation, monetary devaluation, exchange control restrictions and unstable political conditions. These risks may limit our ability to grow our business and effectively manage our operations in those countries. In addition, because a significant portion of our business is denominated in currencies other than the U.S. dollar, such as the Euro, Pound Sterling, Brazilian Real, Japanese Yen, Canadian Dollar and South African Rand, fluctuations in exchange rates between the U.S. dollar and such currencies may materially affect our financial results.

We are subject to regulations and other governmental scrutiny that could restrict our activities or negatively impact our revenues.

Our industry is subject to government regulation and other governmental action, both domestic and foreign. There has been an increasing tendency on the part of advertisers and consumer groups to challenge advertising through legislation, regulation, the courts or otherwise, for example on the grounds that the advertising is false and deceptive or injurious to public welfare. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to the advertising for certain products. Representatives within government bodies, both domestic and foreign, continue to initiate proposals to ban the advertising of specific products and to impose taxes on or deny deductions for advertising, which, if successful, may have an adverse effect on advertising expenditures and consequently our revenues.

Risks Related to the Notes

We are a holding company, and repayment of our debt, including the Notes, is dependent on cash flow generated by our subsidiaries.

We are a holding company and substantially all of our operations are conducted through our subsidiaries. Accordingly, repayment of our indebtedness, including the Notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries do not have any obligation to pay amounts due on the Notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

The Notes are structurally subordinated to the existing and future liabilities of our subsidiaries, which are not guaranteeing the New Notes.

Our subsidiaries will not guarantee the Notes. As a result, the Notes are structurally subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of all of such subsidiary’s creditors. As a result, all indebtedness and other liabilities, including trade payables, of our subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the Notes. Our subsidiaries regularly make advances to the holding company as part of our ordinary-course treasury management activities, and the claims of subsidiaries for repayment of these advances rank equally with our other senior indebtedness, including the Notes offered hereby. If we are a creditor with recognized claims against any subsidiary, our claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by us. Subject to restrictions contained in financing arrangements, our subsidiaries may incur significant additional indebtedness and other liabilities. At June 30, 2009, our subsidiaries were the obligors on approximately $126 million of total debt and the substantial majority of our total consolidated liabilities.

The Notes will not be secured by any of our assets and therefore will be effectively junior to any secured indebtedness we may incur.

The Notes will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt. As of June 30, 2009, we did not have any secured debt. However, we may incur secured debt in the future. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, creditors whose debt is secured by our assets will be entitled to the remedies available to secured holders under applicable laws, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to the Notes. Further, we and our subsidiaries have pooling arrangements with financial institutions that permit us and our subsidiaries to make drawings for overdrafts and similar short-term credit based upon cash deposits with the financial institutions. The financial institutions have rights of set-off on the deposited cash to satisfy our obligations and those of our subsidiaries under these pooling arrangements. See the discussion under “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the period ended June 30, 2009.

An active trading market for the New Notes may not develop or be sustained.

The New Notes are new securities for which there currently is no market. We have not listed and do not intend to list the New Notes on any U.S. national securities exchange or quotation system. We cannot assure you that any market for the New Notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the Notes may be adversely affected.

The trading prices for the Notes will be directly affected by many factors, including our credit rating.

Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading prices of the Notes, or the trading market for the Notes, to the extent a trading market for the Notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading prices of the Notes.

Because the Notes are represented by global securities registered in the name of a depositary, you will not be a “holder” under the indenture and your ability to transfer or pledge the Notes could be limited.

Because the Notes are represented by global securities registered in the name of a depositary, you will not be a “holder” under the indenture and your ability to transfer or pledge the Notes could be limited. The Notes will be represented by one or more global securities registered in the name of Cede & Co., as nominee for DTC. Except in the limited circumstances described in this prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of Notes in certificated form and will not be considered “holders” of the Notes under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture and to transfer their interests in the Notes. Your ability to pledge your interest in the Notes to persons or entities that do not participate in the DTC system may also be adversely affected by the lack of a certificate.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest, if any. The source of funds for any such purchase of the Notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the Notes that are tendered upon a change of control. Our failure to repurchase the Notes upon a change of control would cause a default under the indentures governing the Notes and our other securities and our credit facility. In addition, the exercise by the holders of Notes of their right to require us to repurchase the Notes is a default under our credit facility. Any of our future debt agreements may contain similar provisions.

Risks Relating to the Exchange Offer

The consummation of the exchange offer may not occur.

We are not obligated to complete the exchange offer under certain circumstances. See “Description of the Exchange Offer—Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their New Notes, during which time those holders of Old Notes will not be able to effect transfers of their Old Notes tendered in the exchange offer.

You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the New Notes.

If you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. In addition, if you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

CAPITALIZATION

The following table sets forth our unaudited cash, cash equivalents and marketable securities, short-term debt, long-term debt and stockholders’ equity as of June 30, 2009. Completion of the exchange offer will not change the amount of debt outstanding or otherwise affect capitalization.

The information below is derived from the unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. You should read this table in conjunction with those unaudited consolidated financial statements and the related notes and the discussion of our liquidity and capital resources as of June 30, 2009, which are incorporated by reference in this prospectus.

June 30, 2009
(in millions) (unaudited)
Cash, cash equivalents and marketable securities	$1,771.4

Short-term debt:
Loans payable	$101.3
5.40% senior unsecured notes due 2009	36.0
Long-term debt:
Floating rate notes due 2010(1)	246.4
7.25% senior unsecured notes due 2011	36.4
6.25% senior unsecured notes due 2014	350.2
10.0% senior unsecured notes due 2017(2)	587.8
4.25% convertible senior notes due 2023	439.1
4.50% convertible senior notes due 2023	8.7
4.75% convertible senior notes due 2023	208.3
Other notes payable and capitalized leases	24.2

Total long-term debt	1,901.1

Total debt(3)	$2,038.4
Stockholders’ equity:
Total stockholders’ equity	$2,260.0

Total capitalization	$4,298.4

(1)	We repurchased $36.3 principal amount of the outstanding floating rate notes due 2010 for cash pursuant to a tender offer that closed on July 7, 2009.

(2)	The 10.0% senior unsecured notes due 2017 were issued at 97.958% of par value.

(3)	In addition to our outstanding debt, we have a revolving facility under the Credit Agreement, which expires in July 2011. Amounts borrowed may be repaid and reborrowed, subject to an aggregate lending limit of $335 or the equivalent in other currencies, and the aggregate available amount of letters of credit outstanding may decrease or increase, subject to a limit on letters of credit of $200 or the equivalent in other currencies. As of June 30, 2009, we have not made any drawings, and $92.8 outstanding letters of credit have been issued under the Credit Agreement.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

On June 15, 2009, we issued $600,000,000 aggregate principal amount of Old Notes. In connection with that issuance, we entered into a registration rights agreement on June 15, 2009. Pursuant to the registration rights agreement, we agreed that we would use commercially reasonable efforts to:

•

file, no later than December 12, 2009, a registration statement with respect to a registered offer to exchange the Old Notes for an equal principal amount of a new series of notes with substantially identical terms, except that the New Notes would not contain transfer restrictions;

•	cause the exchange offer registration statement to be declared effective under the Securities Act no later than 120 days after December 12, 2009; and

•	complete the registered exchange offer within 150 days after December 12, 2009.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will offer the New Notes in exchange for the Old Notes. We filed a copy of the registration rights agreement as an exhibit incorporated by reference into the registration statement.

Resale of the New Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to other parties. Based on these interpretations by the staff, we believe that the New Notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

(1)	are acquiring the New Notes in the ordinary course of your business;

(2)	are not participating in, and do not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

(3)	are not a broker-dealer who acquired the Old Notes directly from us; and

(4)	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

By tendering the Old Notes in exchange for New Notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in, or intend to participate in, a distribution of the New Notes, or have any arrangement or understanding with any person to participate in a distribution of the New Notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an

“underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, we will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes validly tendered and accepted pursuant to the exchange offer.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the exchange offer. Instead, interest on the New Notes will accrue from June 15, 2009, the date on which we issued the Old Notes.

Tendering holders of Old Notes must tender Old Notes in minimum denominations of $2,000, and integral multiples of $1,000 in excess thereof. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that:

(1)	we have registered the New Notes under the Securities Act and therefore these notes will not bear legends restricting their transfer.

(2)	specified rights under the registration rights agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be eliminated for all the Notes.

The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under the same indenture and will be entitled to the same benefits under that indenture as the Old Notes being exchanged. As of the date of this prospectus, $600,000,000 aggregate principal amount of the Old Notes are outstanding. Old Notes accepted for exchange will be retired and cancelled and not reissued.

Except as described under “Form, Book-Entry Procedures and Transfer,” we will issue the New Notes in the form of one or more global notes registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

We will conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder.

We will be considered to have accepted validly tendered Old Notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us.

If we do not accept any tendered Old Notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these Old Notes, without expense, to the tendering holder as soon as practicable after the Expiration Date of the exchange offer.

Holders who tender Old Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Old Notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the exchange offer. See “—Other Fees and Expenses” and “—Transfer Taxes.”

If we successfully complete the exchange offer, any Old Notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of Old Notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the Old Notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments; Termination

For purposes of the exchange offer, the term “Expiration Date” means 5:00 p.m., New York City time, on             , 2009, subject to our right to extend that time and date in our sole discretion, in which case the Expiration Date means the latest time and date to which the exchange offer is extended.

We reserve the right, in our sole discretion, by giving oral or written notice to the exchange agent, to:

•	extend the exchange offer;

•	terminate the exchange offer if a condition to our obligation to exchange Old Notes for New Notes is not satisfied or waived on or prior to the Expiration Date; and

•	amend the exchange offer.

If the exchange offer is amended in a manner that we determine constitutes a material change, we will extend the exchange offer for a period of two to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise have expired during that two to ten business day period.

We will notify holders of the Old Notes of any extension, amendment or termination of the exchange offer by press release or other public announcement. We will announce any extension of the Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Settlement Date

We will deliver the New Notes on the settlement date, which will be as soon as practicable after the Expiration Date of the exchange offer. We will not be obligated to deliver New Notes unless the exchange offer is consummated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we determine (i) that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the Expiration Date:

•	terminate the exchange offer and return all tendered Old Notes to the respective tendering holders;

•	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the Expiration Date, as extended, subject, however, to the withdrawal rights of holders; or

•	to the extent lawful, waive the unsatisfied conditions with respect to the exchange offer and accept all Old Notes tendered and not previously validly withdrawn.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of Old Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Old Notes

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or the beneficial holder of Old Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the exchange offer generally, thereby:

(1)	irrevocably sell, assign and transfer to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all Old Notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with those Old Notes;

(2)	waive any and all rights with respect to the Old Notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those Old Notes; and

(3)	release and discharge us and the trustee for the Old Notes from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the Old Notes tendered thereby, other than as expressly provided in this prospectus and in the letter of transmittal, or to participate in any redemption or defeasance of the Old Notes tendered thereby.

In addition, by tendering Old Notes in the exchange offer, each holder of Old Notes will represent, warrant and agree that:

(1)	it has received and reviewed this prospectus;

(2)	it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered thereby, and it has full power and authority to execute the letter of transmittal;

(3)	the Old Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4)	it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered thereby from the date of the letter of transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)	in evaluating the exchange offer and in making its decision whether to participate in the exchange offer by tendering its Old Notes, it has made its own independent appraisal of the matters referred to in this prospectus and the letter of transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to it by us, the information agent or the exchange agent, other than those contained in this prospectus, as amended or supplemented through the Expiration Date;

(6)	the execution and delivery of the letter of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this prospectus;

(7)	the agreement to the terms of the letter of transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the exchange offer, constitute the irrevocable appointment of the exchange agent as its attorney and agent and an irrevocable instruction to that attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Old Notes tendered thereby in favor of us or any other person or persons as we may direct and to deliver those forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of Old Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the exchange offer, and to vest in us or our nominees those Old Notes;

(8)	the terms and conditions of the exchange offer shall be deemed to be incorporated in, and form a part of, the letter of transmittal, which shall be read and construed accordingly;

(9)	it is acquiring the New Notes in the ordinary course of its business;

(10)	it is not participating in, and does not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

(11)	it is not a broker-dealer who acquired the Old Notes directly from us; and

(12)	it is not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering Old Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any Old Notes means any holder that exercises investment discretion with respect to those Old Notes.

Absence of Dissenters’ Rights

Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Acceptance of Old Notes for Exchange and Delivery of New Notes

On the settlement date, New Notes to be issued in exchange for Old Notes in the exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to accept validly tendered Old Notes that have not been validly withdrawn as provided in this prospectus when, and if, we give oral or written notice of acceptance to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of the New Notes will be made by the exchange agent on the settlement date following receipt of that notice. The exchange agent will act as agent for tendering holders of Old Notes for the purpose of receiving Old Notes and transmitting New Notes as of the settlement date. If any tendered Old Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted Old Notes will be returned without expense to the tendering holders as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering

To participate in the exchange offer, you must properly tender your Old Notes to the exchange agent as described below. We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should follow carefully the instructions on how to tender your Old Notes. It is your responsibility to properly tender your Old Notes. We have the right to waive any defects. However, we are not required to waive defects, and neither we, nor the exchange agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Old Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Old Notes were issued in book-entry form, and all of the Old Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. We have confirmed with DTC that the Old Notes may be tendered using DTC’s automatic tender offer program, or ATOP. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Old Notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender Old Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Determinations Under the Exchange Offer. We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the absolute right to reject any Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the information agent, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the exchange.

When We Will Issue New Notes. In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the Expiration Date:

•	a book-entry confirmation of such number of Old Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Old Notes Not Accepted or Exchanged. If we do not accept any tendered Old Notes for exchange or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to their tendering holder. Such non-exchanged Old Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Participating Broker-Dealers. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where those Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See “Plan of Distribution.”

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal to be effective, you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures.

We will determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender, expiration or termination of the exchange offer. You may retender properly withdrawn Old Notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to the Expiration Date of the exchange offer.

Exchange Agent and Information Agent

Global Bondholder Services Corporation has been appointed as the exchange agent and the information agent for the exchange offer. All correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at:

Global Bondholder Services Corporation

65 Broadway – Suite 704

New York, New York 10006

Attention: Corporate Affairs

Telephone:  (866) 540-1500 (toll-free)

                      (212) 430-3774 (banks and brokers)

Facsimile:     (212) 430-3775

Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address, telephone numbers or fax number listed above. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent and information agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Announcements

We may make any announcement required pursuant to the terms of this prospectus or required by the Exchange Act or the rules promulgated thereunder through a reasonable press release or other public announcement in our sole discretion; provided, that, if any such announcement is made by issuing a press release to Business Wire, such announcement shall be reasonable and sufficient.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Old Notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the information agent as well as our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Tendering holders of Old Notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its commercial bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for New Notes under this exchange offer will remain subject to the restrictions on transfer applicable in the Old Notes (i) as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the prospectus distributed in connection with the private offering of the Old Notes.

Any Old Notes not tendered by their holders in exchange for New Notes in this exchange offer will not retain any rights under the registration rights agreement (except in certain limited circumstances). See “—Resale Registration Statement; Additional Interest.”

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, New Notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the New Notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the New Notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the New Notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Resale Registration Statement; Additional Interest

Under the registration rights agreement, if we determine that the exchange offer is not permitted or may not be completed as soon as practicable after the last date of acceptance for exchange because it would violate any applicable law or applicable interpretations of the staff of the SEC, or the exchange offer is for any other reason not consummated within 150 days after December 12, 2009, or any holder notifies us that it is not eligible to participate in the exchange offer, we will use all commercially reasonable efforts to cause to be filed as promptly as practicable after such determination, date or notice, a registration statement under the Securities Act relating to a shelf registration of the Old Notes for resale by holders within 120 days after December 12, 2009. We must use our reasonable best efforts to keep the shelf registration statement continuously effective until the earliest of the first anniversary date of the shelf registration statement or such shorter period ending when all the Old Notes so registered have been sold or otherwise transferred pursuant to an effective registration statement, or sold or have become freely transferable by persons other than our affiliates pursuant to Rule 144A of the Securities Act.

The registration rights agreement further provides that in the event that either:

•	the exchange offer is not completed prior to April 11, 2010, or

•

subject to certain exceptions, the resale registration statement, if required, is not declared effective by the SEC by the later of December 12, 2009 or 45 days after such filing is required by the registration rights agreement, then the per annum interest rate on the Notes will increase by adding 0.25% for the first 90 days immediately following thereafter, and by an additional 0.25% after the first 90 days, until the exchange offer is completed or the resale registration statement, if required, is declared effective or the Notes become freely tradable under the Securities Act, at which time the increased interest will cease to accrue.

Under the registration rights agreement, if either:

•	we have not exchanged New Notes for all Old Notes validly tendered in accordance with the terms of the exchange offer prior to May 11, 2010,

•

the shelf registration statement has been declared effective and ceases to be effective or usable for a period of time that exceeds 120 days in the aggregate in any 12-month period in which it is required to be effective, or

•	this exchange offer registration statement is declared effective but ceases to be effective or usable prior to the consummation of the exchange offer,

then the per annum interest rate on the Notes will increase by adding 0.25% for the first 90 days immediately following thereafter, and by an additional 0.25% after the first 90 days. Such increased interest will cease to accrue on the date the resale registration statement has been declared effective again or the prospectus becomes usable again. Notwithstanding the foregoing, if the prospectus contained in the resale registration statement ceases to be usable because audited financial statements are required to be filed with the SEC and incorporated by reference into the resale registration statement in accordance with applicable law, such a suspension will not trigger any increased interest unless its duration exceeds 60 days. Upon completion of the exchange offer, holders of the Notes will have no further right to additional interest.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF NOTES

We will issue the New Notes under a senior debt indenture, dated as of November 12, 2004, between us and SunTrust Bank (to the interests of which as indenture trustee U.S. Bank National Association has succeeded) as trustee, as supplemented by a supplemental indenture relating to the Notes (together, the “indenture”) dated as of June 15, 2009, under which the Old Notes were issued on June 15, 2009. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust indenture Act”).

The following description is only a summary of the material provisions of the Notes and the indenture. We urge you to read those documents in their entirety because they, and not this description, define your rights as holders of the Notes.

As used in this “Description of Notes,” unless otherwise indicated, the words “we,” “our” and “us” refer to The Interpublic Group of Companies, Inc. and not any of its subsidiaries.

General

The New Notes will be issued, in registered, global form, without interest coupons, in denominations of $2,000 or integral multiples of $1,000 in excess thereof. The Notes will mature on July 15, 2017.

Interest on the Notes will accrue at the rate of 10.0% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2010. We will make each interest payment to the holders of record on the immediately preceding January 1 and July 1, respectively. Interest on the Notes will accrue from June 15, 2009 or, if interest has already been paid, from the date on which it was most recently paid.

If any interest payment date or the maturity date of any of the Notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day (except that if such business day is in the next succeeding calendar month, such interest payment will be the immediately preceding business day) as if made on the date that payment otherwise was due and no interest will accrue on that payment for the period from and after the interest payment date or maturity date to the date payment is made. For this purpose, “business day” means any weekday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or regulation to close. Interest on the Notes will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

We may issue additional notes from time to time after this offering under the supplemental indenture without the consent of the holders. The New Notes and the Old Notes and any additional notes subsequently issued under the supplemental indenture would be treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and offers to purchase.

The Notes will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. The Notes are not subject to any sinking fund.

Exchange, Registration, Transfer and Payment

Payments of principal of and any premium or interest on any Notes issued in book-entry form will be made as described under “Form, Book-Entry Procedure and Transfer.” No service charge will be made for any registration of transfer or any exchange of the Notes, but we may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

The principal of and any premium or interest on any Notes will be payable, and the transfer of the Notes will be registrable, at our office or agency maintained for that purpose in New York and at any other office or agency maintained for that purpose. All money paid by us to a paying agent for the payment of principal of and any premium or interest on any Note which remains unclaimed for one year after the principal, premium or interest has become due and payable may be repaid to us; provided that notice of unclaimed funds has been published in a publication of general circulation, and afterwards the holder of the Note may look only to us for payment of those amounts.

Optional Redemption

At any time prior to July 15, 2013, we may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest to the date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after July 15, 2013, we may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2013	105.00%
2014	102.50%
2015 and thereafter	100.00%

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address or otherwise in accordance with the procedures of The Depository Trust Company (“DTC”), except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge in accordance with the terms of the indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. With respect to Notes represented by certificated notes, a new note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

For purposes of the foregoing discussion on Optional Redemption, the following definitions are applicable:

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at July 15, 2013 (such redemption price being set forth in the table appearing under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the Note through July 15, 2013, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2013; provided, however, that if the period from the redemption date to July 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Offer

If a Change of Control occurs, each holder of Notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, we will mail a notice to each holder or otherwise in accordance with the procedures of DTC describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws or regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us.

The paying agent will promptly mail or wire transfer to each holder of Notes so tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If a Change of Control Offer is required to be made, there can be no assurance that we will have available funds sufficient to pay for all or any of the Notes that might be delivered by holders seeking to accept the Change of Control Offer. In such case, our failure to purchase tendered Notes would constitute an Event of Default under the indenture which may, in turn, constitute a default under our other agreements.

The Credit Agreement provides that certain change of control events with respect to us would constitute a default thereunder. A default under the Credit Agreement may result in a default under the indenture if the lenders accelerate the debt under the Credit Agreement. Any future credit facilities or other agreements relating to indebtedness to which we become a party may contain similar restrictions and provisions. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not. Finally, our ability to pay cash to the holders of the Notes, if required to do so, may be limited by its then existing financial resources.

If a Change of Control occurs at a time when we are prohibited from purchasing Notes, we could seek the consent of our lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or refinance such borrowings, we will remain prohibited from purchasing the Notes. In such case, our failure to purchase tendered Notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under the Credit Agreement.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, a recent Delaware Chancery Court decision raised questions about the enforceability of provisions, which are similar to those in the indenture governing the Notes, related to the triggering of a change of control as a result of a change in the composition of a Board of Directors. Accordingly, the ability of a holder of Notes to require us to repurchase Notes as a result of a change in the composition of directors on our Board of Directors may be uncertain.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement has been executed by the time of making the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our restricted subsidiaries (as defined under “— Covenants — Limitations on Liens”) taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of us and our restricted subsidiaries taken as a whole to another Person or group may be uncertain.

For purposes of the foregoing discussion on Change of Control, the following definitions are applicable:

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have corresponding meanings.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership or, if the partnership has more than one general partner, the managing general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations, warrants, rights, options or other equivalents (however designated) of capital stock or any other equity interest of such Person, including each class of common stock and preferred stock.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our restricted subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption by our shareholders of a plan relating to our liquidation or dissolution;

(3)	we (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) become aware of the acquisition by any “person” or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), in a single transaction or in a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50% of the total voting power of our Voting Stock;

(4)	the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(5)	we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of us or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of more than 50% of the voting power of the Voting Stock of the surviving or transferee Person.

“Continuing Directors” means, as of any date of determination, those members of our Board of Directors, each of whom (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Credit Agreement” means that certain 3-Year Credit Agreement, dated as of July 18, 2008, by and among us, the banks and other financial institutions listed therein, JPMorgan Chase Bank, N.A., as syndication agent, HSBC Bank USA, National Association and ING Capital LLC, as co-documentation agents, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint book managers, and Citibank, N.A., as administrative agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing increases amounts available thereunder, alters the maturity thereof or is with the same financial institutions or otherwise.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the Notes mature.

“Officer” means, with respect to any Person, the Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, any Assistant Controller, the Secretary or any Assistant Secretary of such Person.

“Officers’ Certificate” means a certificate signed by any two of our Officers, at least one of whom must be our Chairman of the Board of Directors, our Chief Executive Officer, our President, our Chief Financial Officer, our Chief Accounting Officer, our Treasurer or our Controller, and delivered to the trustee.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Covenants

Except as described in this section, we are not restricted by the indenture from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

Reporting. We must file with the trustee, within 45 days after we are required to file the same with the Securities and Exchange Commission (the “SEC”), copies of our annual and quarterly reports and other information that we may be required to file with the SEC.

Whether or not required by the SEC, we will comply with the periodic reporting requirements of the Exchange Act and will file the reports and other information specified in the preceding paragraph with the SEC within the time periods specified by the SEC unless the SEC will not accept such a filing. We agree that we will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept our filings for any reason, we will post the reports and other information referred to in the preceding paragraph on our website within the time periods that would apply if we were required to file those reports and other information with the SEC.

Limitations on Liens. If we or our majority-owned subsidiaries that meet the requirements of a “restricted subsidiary” incur any indebtedness for borrowed money secured by an interest in or lien on any of our assets or those of any “restricted subsidiary,” we are required to secure the Notes equally and ratably with, or, at our option, prior to, this indebtedness. A restricted subsidiary is any majority-owned subsidiary which meets any of the following conditions:

•

our and our other majority-owned subsidiaries’ investments in and advances to the subsidiary exceed 10% of our total assets and those of our subsidiaries consolidated as of the end of the most recently completed fiscal year;

•

our and our other majority-owned subsidiaries’ proportionate share of the total assets, after intercompany eliminations, of the subsidiary exceed 10% of our total assets and those of our subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•

our and our other majority-owned subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles of the subsidiary exceeds 10% of our income and that of our subsidiaries consolidated for the most recently completed fiscal year.

The preceding provisions will not require us to secure the Notes if the liens consist of either liens securing excepted indebtedness for borrowed money or any of the following:

(1)	liens on property or assets acquired or held by us or any of our restricted subsidiaries incurred to secure the payment of all or any part of the purchase price of the property or assets or to secure indebtedness for borrowed money incurred prior to, at the time of, or within 180 days after the acquisition for the purpose of financing all or any part of the purchase price, or liens existing on any property or assets at the time of its acquisition by us or any of our restricted subsidiaries, other than any liens created in contemplation of the acquisition that were not incurred to finance all or any part of the purchase price of the property or assets (so long as the liens do not extend to or cover any property or assets of any character other than the property or assets being acquired);

(2)	liens on property or assets of a person, including any entity, other than us or any of our restricted subsidiaries, existing at the time we or our restricted subsidiaries purchase or acquire the property or asset, so long as the liens were not created in contemplation of the purchase or other acquisition and do not extend to any property or assets other than those so purchased or otherwise acquired;

(3)	liens affecting property or assets of a person, other than us or any of our restricted subsidiaries, existing at the time the person merges into or consolidates with us or a restricted subsidiary or becomes a restricted subsidiary or at the time of sale, lease or other disposition of the property or assets as an entirety or substantially as an entirety to us or a restricted subsidiary, so long as the liens were not created in contemplation of the merger, consolidation or acquisition and do not extend to any property or assets other than those of the person so merged into or consolidated with, or acquired by, us or the restricted subsidiary;

(4)	liens to secure indebtedness for borrowed money owing by a restricted subsidiary to us or to a restricted subsidiary;

(5)	liens existing on the date of initial issuance of the Notes;

(6)	liens in favor of the United States or any of its states, territories or possessions, or the District of Columbia, or any department, agency, instrumentality or political subdivision of any of those political entities, to secure partial, progress, advance or other payments;

(7)	liens on any property to secure all or part of the cost of its alteration, repair or improvement or indebtedness for borrowed money incurred to provide funds for this purpose in a principal amount not exceeding the cost of the improvements or construction;

(8)	purchase money liens on personal property;

(9)	liens created in connection with a capitalized lease obligation, but only to the extent that those liens encumber property financed by that capitalized lease obligation and the principal component of that capitalized lease obligation is not increased;

(10)	liens on property arising in connection with a securities repurchase transaction;

(11)	liens, including judgment liens, arising in connection with legal proceedings, taxes, fees, assessments or other governmental charges, so long as those proceedings, taxes, fees, assessments or other governmental charges are being contested in good faith and, in the case of judgment liens, execution on the liens is stayed, and for which we have established any reserves required in accordance with generally accepted accounting principles, or GAAP;

(12)	carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar liens arising in the ordinary course of business which are not overdue for a period of more than 90 days or are being contested in good faith by appropriate proceedings diligently pursued, so long as any proceedings commenced for the enforcement of the liens have been stayed or suspended within 30 days after their commencement, and provision for the payment of the liens has been made on our books to the extent required by GAAP;

(13)	easements, rights-of-way, zoning restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the underlying property or interfere with the ordinary conduct of our business or that of any restricted subsidiary;

(14)	pledges or deposits to secure obligations under workers’ compensation laws or other similar legislation, other than in respect of employee benefit plans subject to the Employee Retirement Income Security Act of 1974, or to secure public or statutory obligations;

(15)	liens securing the performance of, or payment in respect of, bids, tenders, government contracts, other than for the repayment of borrowed money, surety and appeal bonds and other obligations of a similar nature incurred in the ordinary course of business;

(16)	any interest or title of a lessor or sublessor and any restriction or encumbrance to which the interest or title of the lessor or sublessor may be subject that is incurred in the ordinary course of business;

(17)	any contractual right of set-off or any contractual right to charge or contractual security interest in or lien on our accounts or the accounts of any of our restricted subsidiaries to effect the payment of amounts to a depositary institution whether or not due and payable in respect of any indebtedness for borrowed money or financing arrangement and any other lien arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;

(18)	liens arising in the ordinary course of banking transactions and securing indebtedness for borrowed money in an aggregate amount of not more than $15.0 million that matures not more than one year after the date on which it is originally incurred;

(19)	any liens on assets of our subsidiaries organized outside of the United States in favor of lenders or an affiliated guarantor under or in connection with short-term working capital lines of credit or overdraft facilities, in each case entered into in the ordinary course of business;

(20)

any liens on any asset of any person organized outside of the United States arising at any time pursuant to an arrangement (factoring or otherwise) secured by accounts receivable that is existing at the time such person becomes or became a restricted subsidiary of ours or is merged into or consolidated with us or any of our restricted subsidiaries; provided that such lien or arrangement was not created in contemplation of such event, and only to the extent, in the case of any such arrangement, that such arrangement does not provide for liens which, together with all other liens permitted under this clause (20), would encumber assets representing more than 5.0% of the consolidated accounts receivable of us and our consolidated subsidiaries as reflected in the consolidated balance sheet of us and our consolidated subsidiaries for our fiscal quarter most recently ended prior to such event;

(21)	any liens arising out of an interest bearing cash deposit account to be established and maintained by the lender or lenders (or their agent) under any credit facility with a bank or a syndicate of banks; and

(22)	extensions, renewals, refinancings or replacements of any lien referred to in the above items, so long as the lien does not extend to or cover any of our property or that of the applicable restricted subsidiary, as the case may be, other than the property specified in these items and improvements to that property.

We refer to the liens described above as “permitted liens.”

Limitations on Sale and Lease-Back Transactions. We and our restricted subsidiaries will not sell or transfer any assets with the intention of entering into a lease of the assets for a term of more than three years unless:

(1)	the assets have not been owned by us or any of our restricted subsidiaries or have not been in full operation for more than one year prior to the sale or transfer;

(2)	we or the restricted subsidiary could incur indebtedness for borrowed money secured by a lien on the assets at least equal in amount to the “attributable debt” (as defined below) with respect to the transaction without equally and ratably securing the Notes under the limitation on liens in the indenture;

(3)	we apply an amount equal to the value of those assets within 180 days of the sale of those assets

(a)	to the defeasance or retirement, other than any mandatory retirement, mandatory prepayment or sinking fund payment or by way of payment at maturity, of the Notes or other indebtedness for borrowed money incurred by us or a restricted subsidiary that matures more than one year after the creation of the indebtedness, or

(b)	to the purchase, construction or development of other property; or

(4)	the transaction is between us and any of our restricted subsidiaries or between our restricted subsidiaries.

The term “attributable debt” means, with respect to any sale and lease-back transaction, at the time of determination, the lesser of:

(1)	the fair market value of the property subject to the transaction, as determined in good faith by our Board of Directors;

(2)	the present value, discounted at the lease’s identified or implicit rate of interest, if determinable, of the total net amount of rent (as defined below) required to be paid under the lease during the remaining term of the lease, including any renewal term or period for which the lease has been extended; or

(3)	if the obligation with respect to the sale and lease-back transaction constitutes an obligation that we must classify and account for as a capitalized lease for financial reporting purposes in accordance with GAAP, the amount equal to the capitalized amount of the obligation determined in accordance with GAAP and included in the financial statements of the lessee.

The term “rent” does not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount of rent will be the lesser of (a) the net amount determined assuming termination upon the first date the lease may be terminated, in which case the net amount will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease subsequent to the first day upon which it may be so terminated and (b) the net amount determined assuming no termination.

Excepted Indebtedness. Notwithstanding the limitations on liens and sale and lease-back transactions described above, and without limiting our or any restricted subsidiary’s ability to issue, incur, create, assume or guarantee indebtedness for borrowed money secured by permitted liens, we or any restricted subsidiary will be permitted to incur indebtedness for borrowed money secured by a lien or may enter into a sale and lease-back transaction, in either case, without regard to the restrictions contained in the preceding two paragraphs entitled “Limitations on Liens” and “Limitations on Sale and Lease-Back Transactions,” if at the time the indebtedness for borrowed money is incurred and after giving effect to this indebtedness, the sum of (a) the aggregate principal amount of all indebtedness for borrowed money secured by liens, other than permitted liens, or, if less, the fair market value of the property subject to the lien, as determined in good faith by our Board of Directors and (b) the attributable debt of all our sale and lease-back transactions, in each case not otherwise permitted in the preceding two paragraphs, does not exceed 15% of:

(1)	our total assets and those of our majority-owned subsidiaries, including, without limitation, all items that are treated as intangibles in accordance with GAAP, less

(2)	our total liabilities and those of our majority-owned subsidiaries, including, without limitation, all deferred taxes, in each case determined on a consolidated basis and in accordance with GAAP (but without giving effect to any cumulative translation adjustments, whether positive or negative).

Consolidation, Merger and Sale of Assets

We may not consolidate or merge with or into any other person, including any other entity, or convey, transfer or lease all or substantially all of our properties and assets to any person or group of affiliated persons unless:

(1)	we are the continuing corporation or the person, if other than us, formed by the consolidation or with which or into which we are merged or the person to which all or substantially all our properties and assets are conveyed, transferred or leased is a corporation organized and existing under the laws of the United States, any of its states or the District of Columbia and expressly assumes our obligations under the Notes and the indenture; and

(2)	immediately after giving effect to the transaction, there is no default and no event of default under the indenture.

If we consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all of our property and assets as described in the preceding paragraph, the successor corporation will succeed to and be substituted for us, and may exercise our rights and powers under the indenture, and afterwards, except in the case of a lease, we will be relieved of all obligations and covenants under the indenture and all outstanding Notes.

Events of Default

“Events of default” under the indenture with respect to Notes will include:

(1)	default in the payment of interest on any Note when due that continues for a period of 30 days;

(2)	default in the payment of principal of or premium on any Note when due and payable;

(3)	failure by us to repurchase Notes or make a Change of Control Offer in a timely manner under the provisions described under the caption “— Change of Control Offer”;

(4)	failure to comply in any material respect with any of our other covenants, agreements or warranties contained in the indenture for a period of 60 days after notice to us by the trustee or by the holders of at least 25% in principal amount of the Notes;

(5)	the occurrence of an event of default within the meaning of another mortgage, indenture or debt instrument under which there may be issued, or by which there may be secured or evidenced, any of our indebtedness for borrowed money, other than the Notes, whether the indebtedness now exists or shall hereafter be incurred, in an amount in excess of $50.0 million and which results in the indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and we have not cured the default in payment or the acceleration is not rescinded or annulled within 10 days after written notice to us from the trustee (if the event be known by it) or to us and to the trustee from the holders of at least 25% in principal amount of the outstanding Notes; provided, however, that if, prior to a declaration of acceleration of the maturity of the Notes or the entry of judgment in favor of the trustee in a suit pursuant to the indenture, the default has been remedied or cured by us or waived by the holders of the indebtedness, then the event of default will be deemed likewise to have been remedied, cured or waived; and

(6)	the occurrence of an event of bankruptcy, insolvency or reorganization with respect to us and our restricted subsidiaries, as described in the indenture.

In general, the indenture obligates the trustee to give notice of a default with respect to the Notes to the holders of the Notes. The trustee may withhold notice of any default, except a default in payment on any Note, if the trustee determines it is in the best interest of the holders of the Notes to do so.

If there is a continuing event of default beyond any grace period permitted under the indenture, the trustee or the holders of at least 25% in principal amount of the Notes may require us to repay immediately the unpaid principal of and interest on all Notes. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization with respect to us, the principal, or the specified portion of the principal, of and interest on all Notes will become immediately payable without any act on the part of the trustee or any holder of Notes. Subject to conditions, the holders of a majority in principal amount of the Notes may rescind any acceleration of repayment and may waive past defaults, except a default in payment of the principal of and any premium or interest on any Note, payments to the trustee and some covenant defaults under the terms of the Notes.

Under the terms of the indenture, the trustee may refuse to enforce the indenture or the Notes unless it first receives satisfactory security or indemnity from the holders of the Notes. Subject to limitations specified in the indenture, the holders of a majority in principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. No holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any other remedy under the indenture unless:

(1)	the holder has previously given to the trustee written notice of a continuing event of default with respect to the Notes;

(2)	the holders of at least 25% in principal amount of the Notes have made a written request to the trustee and offered indemnity reasonably satisfactory to it to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the Notes a direction inconsistent with the request and has failed to institute the proceeding within 60 days; and

(3)	it being understood and intended that no holder of any Notes that avails itself of the conditional right to seek a remedy, may disturb or prejudice the rights of any other holders of any Notes.

Despite the enforcement restrictions described above, the holder of any Note will have an absolute and unconditional right to receive payment of the principal of and any premium and interest on the Note on or after the due dates expressed in the Note and to institute suit for the enforcement of any payment.

We are required to furnish to the trustee, within 90 days of the end of our fiscal year, a statement by some of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all the known defaults.

Modification of the Indenture

The indenture permits us and the trustee to amend the indenture without the consent of the holders of any of the Notes:

(1)	to evidence the succession of another corporation and the assumption of our covenants under the indenture and the Notes;

(2)	to add to our covenants for the benefit of the holders of Notes or to the events of default or to surrender any of our rights or powers under the indenture or to make other changes which would not adversely affect in any material respect the holder of any outstanding Notes;

(3)	to cure any ambiguity, defect or inconsistency; and

(4)	for other purposes as described in the indenture.

The indenture also permits us and the trustee, with the consent of the holders of a majority in principal amount of the Notes, to add any provisions to or change or eliminate any of the provisions of the indenture or to modify the rights of the holders of Notes, provided, however, that, without the consent of the holder of each affected Note, no amendment may:

(1)	change the maturity of the principal of or any premium on or any installment of principal or interest on any Note;

(2)	reduce the principal amount of any Note, or the rate of interest or any premium payable upon the repayment of any Note, or change the manner in which the amount of these are determined;

(3)	reduce the amount of principal payable upon acceleration of maturity;

(4)	change the place of payment where, or the currency or currency unit in which, any Note or any premium, interest on the Note is payable;

(5)	reduce the percentage in principal amount of Notes the consent of whose holders is required for amendment of the indenture or for waiver of compliance with some provisions of the indenture or for waiver of some defaults; or

(6)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, waive any payment, or otherwise change our obligation in a manner adverse to the holder with respect to the redemption of the Notes other than provisions relating to the covenant described under the caption “— Change of Control Offer” (except to the extent provided in clause (7) below);

(7)	amend, change or modify our obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “— Change of Control Offer” after such Change of Control has occurred, including amending, changing or modifying any definition relating thereto after the Change of Control has occurred; or

(8)	modify the provisions relating to waiver of some defaults or any of the provisions relating to amendment of the indenture, except to increase the percentage required for consent or to provide that some other provisions of the indenture may not be modified or waived.

The holders of a majority in principal amount of the Notes may, on behalf of the holders of all Notes, waive our compliance with some restrictive provisions of the indenture.

Defeasance and Covenant Defeasance

We may elect either:

(1)	to be discharged from all our obligations in respect of the Notes, except for our obligations to register the transfer or exchange of Notes, to replace temporary, destroyed, stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust (we will refer to this discharge as “defeasance”), or

(2)	to be released from our obligations to comply with some restrictive covenants applicable to the Notes (we will refer to this release as “covenant defeasance”);

in either case upon the deposit with the trustee, in trust, of money and/or U.S. government obligations which will provide money sufficient to pay all principal of and any premium and interest on the Notes when due. We may establish this trust only if, among other things, we have delivered an opinion of counsel to the trustee to the effect that the holders of the Notes (a) will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance or covenant defeasance and (b) will be subject to federal income tax on the same amounts, and in the same manner and at the same times as would have been the case if the deposit, defeasance or covenant defeasance had not occurred. The opinion, in the case of defeasance under the first bullet point above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws occurring after the date of the indenture.

We may exercise the defeasance option with respect to the Notes notwithstanding our prior exercise of the covenant defeasance option. If we exercise the defeasance option, payment of the Notes may not be accelerated because of a default. If we exercise the covenant defeasance option, payment of the Notes may not be accelerated by reason of a default with respect to the covenants to which covenant defeasance is applicable. However, if the acceleration were to occur by reason of another default, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on the Notes, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

Concerning the Trustee

U.S. Bank National Association, a national banking association under the laws of the United States of America and having a corporate trust office in Atlanta, Georgia, will serve as trustee under the indenture.

The indenture contains limitations on the rights of the trustee, should the trustee become our creditor, to obtain payment of claims in some cases, or to realize on specified property received in respect of these claims, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates. However, if the trustee acquires any conflicting interest as described under the Trust Indenture Act, it must eliminate the conflict or resign.

FORM, BOOK-ENTRY PROCEDURES AND TRANSFER

General

The New Notes will be issued in fully registered global form. The New Notes initially will be represented by one or more global certificates without interest coupons (the “global notes”). The global notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name of DTC or its nominee for credit to the accounts of direct or indirect participants in DTC, as described below under “—Depositary Procedures.”

The global notes will be deposited on behalf of the acquirers of the New Notes for credit to the respective accounts of the acquirers or to such other accounts as they may direct. Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the New York State Banking Law;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participating organizations (collectively, the “participants”) and facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by DTC, ownership of interests in the global notes will be shown on, and the transfer of ownership of such interest will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC if they are participants in such system or indirectly through organizations that are participants or indirect participants in such system. All interests in the global notes will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of and premium, if any, and interest on the global notes registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee will treat the persons in whose names the New Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any agent of ours or the trustee has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the New Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Interests in the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such participant or participants has or have given such direction.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Exchange of Book-Entry Notes for Certificated Notes

A beneficial interest in the global notes is exchangeable for certificated New Notes in fully registered form without interest coupons (“certificated notes”) only in the following limited circumstances:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the New Notes or DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as depositary, and in each case we fail to appoint a successor depositary within 90 days of such notice, or

•	upon the request of a holder thereof, if there shall have occurred and be continuing an event of default with respect to the New Notes.

In all cases, certificated notes delivered in exchange for the global notes or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain U.S. federal income tax consequences of the exchange offer and the ownership and disposition of New Notes issued pursuant to the exchange offer that may be relevant to you as of the date hereof. This summary deals only with holders of Notes that hold such Notes as capital assets.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a financial institution, a tax-exempt entity, a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar, if you are an insurance company, a dealer in securities or foreign currencies, certain short-term holder of Notes, if you hold the Notes as part of a hedge, straddle, constructive sale, “conversion” or other integrated transactions, or if you are a U.S. expatriate, “controlled foreign corporation” or passive foreign investment company), and it generally does not address any federal taxes other than federal income taxes.

If an entity classified as a partnership for U.S. federal income tax purposes holds our Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisors.

You should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the exchange offer and of the ownership of the New Notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. income tax consequences.

U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to U.S. federal income tax on a net income basis in respect of the Old Notes and the New Notes (a “U.S. Holder”).

Tax Consequences to U.S. Holders who Participate in the Exchange Offer

Neither the registration of the Exchange Offer pursuant to our obligations under the registration rights agreement nor the U.S. Holder’s receipt of New Notes in exchange for Old Notes will constitute a taxable event for U.S. federal income tax purposes. The exchanging U.S. Holder will retain the tax basis in, and bond premium, acquisition premium or market discount, if any, on the New Notes that the U.S. Holder had in the Old Notes. An exchanging U.S. Holder’s holding period for the New Notes will include the U.S. Holder’s holding period for the Old Notes. The “issue price” (as defined below) of the New Notes will equal the issue price of the Old Notes.

Payments of Qualified Stated Interest

Payments or accruals of “qualified stated interest” (as defined below) on a New Note will be taxable to you as ordinary interest income at the time that such payments are accrued or are received (in accordance with your method of accounting for U.S. federal income tax purposes). The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of the New Note at a single fixed rate of interest, or, subject to certain conditions, based on one or more interest indices. Accordingly, stated interest payments with respect to the New Notes will be qualified stated interest.

Original Issue Discount

The Old Notes were issued at a discount from their stated redemption price at maturity, and the discount was equal to or more than a de minimis amount. As such, the Old Notes were issued with OID. The difference between the issue price and the stated redemption price at maturity of the Notes is the OID. The “issue price” of the Old Notes was the first price at which a substantial amount of the Old Notes were sold to the public (i.e., excluding sales of Notes to underwriters, placement agents, wholesalers, or similar persons, including Initial Purchasers acting as such). The “stated redemption price at maturity” includes all payments to be made under the Old Notes other than payments of qualified stated interest, as defined above.

In general, whether you use the cash or the accrual method of tax accounting, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on the New Note for all days during the taxable year that you own the New Note. The daily portions of OID are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the New Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a New Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a New Note at the beginning of the accrual period by the yield to maturity of such New Note (appropriately adjusted to reflect the length of the accrual period) and subtracting the amount of the qualified stated interest attributable to the accrual period. The yield to maturity of a New Note is the discount rate that causes the present value of all principal and interest payments on such New Note as of its original issue date to equal the issue price of such New Note. The “adjusted issue price” of a New Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods reduced by the amount of all cash payments (other than payments of qualified stated interest) made with respect to such New Note in all prior accrual periods.

Disposition of the New Notes

Your adjusted tax basis in a New Note generally will equal the cost of the Old Note surrendered for such New Note, increased by (i) any amount includible in income by you as OID on the New Note and (ii) any market discount previously taken into account by you and reduced by (i) the amount of any amortizable bond premium previously amortized by you and (ii) any cash payments (other than payments of qualified stated interest as described above) made on such New Note.

On the sale, exchange, redemption or retirement of a New Note:

Subject to the discussion below regarding market discount, you will have taxable gain or loss equal to the difference between the amount received by you (other than amounts representing accrued and unpaid qualified stated interest) and your adjusted tax basis in the New Note.

Your gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if your holding period for the New Note is more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

If you sell a New Note between interest payment dates, a portion of the amount you receive will reflect qualified stated interest that has accrued on the New Note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sales proceeds.

Any gain you realize on the sale or other disposition a New Note will be treated as ordinary income to the extent of the market discount, if any, that has accrued on the New Note.

Backup Withholding Tax and Information Reporting

Under current U.S. federal income tax law, information reporting requirements apply with respect to payments made to you of principal, interest and accruals of OID on, and the proceeds of dispositions (including retirements and redemptions) of, New Notes unless an exemption exists. In addition, if you are not exempt, you will be subject to backup withholding tax (currently at a rate of 28%) in respect of such payments if, among other things, you do not provide your correct taxpayer identification number to us or our paying agent. All individuals are subject to these requirements. In general, corporations are exempt from these requirements.

Backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability (and may entitle you to a refund), provided that correct information is timely provided to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders.

The following is a summary of certain U.S. federal tax consequences that will apply to you if you are a Non-U.S. Holder of the New Notes. The term “Non-U.S. Holder” means a beneficial owner of a New Note that is not a U.S. Holder.

Tax Consequences to Non-U.S. Holders Who Participate in the Exchange Offer

As discussed above with respect to U.S. Holders, neither the registration of the Exchange Offer pursuant to our obligations under the registration rights agreement nor the receipt of New Notes in exchange for Old Notes will be a taxable event for U.S. federal income tax purposes. Non-U.S. Holders will recognize income in respect of the Old Notes at the same time and in the same amounts as they would have recognized such income had the exchange offer not occurred.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal, qualified stated interest, or OID on a New Note provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your New Notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals.

If you cannot satisfy the requirements described above, payments of qualified stated interest or OID made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that qualified stated interest and OID paid on a New Note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business (as described below under “—U.S. Federal Income Tax”) in the United States (and, if an income tax treaty applies, such interest is attributable to a U.S. permanent establishment).

You are urged to consult your tax advisor regarding the availability of the above exemptions and the procedure for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a New Note.

The Obama Administration has recently proposed legislation that would limit the ability of Non-U.S. Holders to claim the exemption from U.S. federal withholding tax in respect of “portfolio interest” on the New Notes, if such Non-U.S. Holders hold the New Notes through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. federal withholding tax in respect of interest paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of New Notes paid to a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A Non-U.S. Holder generally would be permitted to claim a refund to the extent any tax withheld exceeded the Non-U.S. Holder’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. Holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the New Notes.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and qualified stated interest and OID on the New Notes is effectively connected with the conduct of that trade or business (and the qualified stated interest and OID is attributable to a permanent establishment maintained by you in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. tax on a net income basis), you will be subject to U.S. federal income tax on that qualified stated interest and OID on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in “—U.S. Federal Withholding Tax”) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of such effectively connected qualified stated interest and OID.

Any gain realized on the disposition of a New Note by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. (and, if applicable, attributable to a permanent establishment maintained by you in the U.S.), in which case if you are a foreign corporation the branch profits tax described above may also apply; or

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Backup Withholding Tax and Information Reporting

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made by us with respect to the New Notes if the Non-U.S. Holder has provided us with an IRS Form W-8BEN described above and we do not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the gross proceeds of the sale of New Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives that statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against such Non-U.S. Holder’s Federal income tax liability and may entitle you to a refund provided you timely furnish the required information to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Starting on the Expiration Date of the exchange offer and ending on the close of business 90 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the Expiration Date, we shall promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the New Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of New Notes in the exchange offer. In consideration for issuing the New Notes, we will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled.

LEGAL MATTERS

The validity of the New Notes will be passed upon for us by Nicholas J. Camera, our Senior Vice President, General Counsel and Secretary. Mr. Camera beneficially owns, or has rights to acquire under our employee benefit plans, an aggregate of less than 1% of our common stock.

EXPERTS

The financial statements incorporated in this Prospectus by reference to our Current Report on Form 8-K dated June 8, 2009, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Annex A

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you should immediately consult your broker, bank manager, lawyer, accountant, investment advisor or other professional adviser.

LETTER OF TRANSMITTAL

Relating to

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Offer to Exchange

any and all of its outstanding unregistered 10.0% Senior Notes due 2017 (CUSIP No. 460690 BG4 and

U46064 AD0) for $600,000,000 aggregate principal amount of its new 10.0% Senior Notes due 2017 that have been registered under the Securities Act of 1933

This document relates to the exchange offer (the “Exchange Offer”) made by The Interpublic Group of Companies, Inc. (the “Company”) to exchange any and all of its unregistered $600,000,000 10.0% Senior Notes due 2017 (the “Old Notes”) for new 10.0% Senior Notes due 2017 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Exchange Offer is described in the Prospectus dated             , 2009 (the “Prospectus”) and in this letter of transmittal (this “Letter of Transmittal”). All terms and conditions contained in, or otherwise referred to in, the Prospectus are deemed to be incorporated in, and form a part of, this Letter of Transmittal. Therefore you are urged to read carefully the Prospectus and the items referred to therein. The terms and conditions contained in the Prospectus, together with the terms and conditions governing this Letter of Transmittal and the instructions herein, are collectively referred to herein as the “terms and conditions.”

The Exchange Offer will expire at 5:00 p.m., New York City time, on             , 2009, unless extended by the Company (such date and time, as they may be extended, the “Expiration Date”). Tendered Old Notes may be withdrawn at any time prior to the expiration of the Exchange Offer.

Upon the satisfaction or waiver of the conditions to the acceptance of Old Notes set forth in the Prospectus under “Description of the Exchange Offer—Conditions to the Exchange Offer”, the Company will accept for settlement Old Notes that have been validly tendered (and not subsequently validly withdrawn). This acceptance date is referred to as the “Acceptance Date.” The Company will deliver the New Notes on a date (the “Settlement Date”) as soon as practicable after the Expiration Date.

The Information Agent for the Exchange Offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 723

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 470-3800

The Exchange Agent for the Exchange Offer is:

Global Bondholder Services Corporation

By Facsimile (for Eligible Institutions only):

(212) 430-3775

Confirmation: (212) 430-3774

By Mail, Hand Delivery and Overnight Courier:

65 Broadway – Suite 723

New York, New York 10006

, 2009

This Letter of Transmittal is to be used by holders of the Old Notes. Tender of Old Notes is to be made using the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “Description of the Exchange Offer—Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender your Old Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Old Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender Old Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

The New Notes will be issued in full exchange for Old Notes in the Exchange Offer, if consummated, on the Settlement Date and will be delivered in book-entry form.

Please read the accompanying instructions carefully.

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the aggregate principal amount of Old Notes credited by the undersigned to the Exchange Agent’s account at DTC using ATOP.

The undersigned understands that validly tendered Old Notes (or defectively tendered Old Notes with respect to which the Company has waived such defect or caused such defect to be waived) will be deemed to have been accepted by the Company if, as and when the Company gives oral or written notice thereof to the Exchange Agent. The undersigned understands that, subject to the terms and conditions, Old Notes properly tendered and accepted (and not validly withdrawn) in accordance with the terms and conditions will be exchanged for New Notes. The undersigned understands that, under certain circumstances, the Company may not be required to accept any of the Old Notes tendered (including any such Old Notes tendered after the Expiration Date). If any Old Notes are not accepted for exchange for any reason (or if Old Notes are validly withdrawn), such Old Notes will be returned, without expense, to the undersigned’s account at DTC or such other account as designated herein, pursuant to the book-entry transfer procedures described in the Prospectus, as promptly as practicable after the expiration or termination of the Exchange Offer.

By tendering Old Notes in the Exchange Offer, the undersigned acknowledges that the Exchange Offer is being made based upon the Company’s understanding of an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) as set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Old Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by each holder thereof (other than a broker-dealer who acquires such New Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder’s business and such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement with any person to participate in the distribution of such New Notes. If the undersigned is not a Broker-Dealer, the undersigned represents that it acquires the New Notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of New Notes and it has no arrangements or understandings with any person to participate in a distribution of the New Notes. If the undersigned is a Broker-Dealer that will receive New Notes for its own account in exchange for Old Notes, it represents that the Old Notes to be exchanged for New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Upon agreement to the terms of this Letter of Transmittal pursuant to an agent’s message, the undersigned, or the beneficial holder of Old Notes on behalf of which the undersigned has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, hereby:

•

irrevocably sell, assign and transfer to or upon the order of the Company or its nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of, all Old Notes tendered hereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against the Company or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with such Old Notes;

•	waive any and all rights with respect to the Old Notes tendered hereby, including, without limitation, any existing or past defaults and their consequences in respect of such Old Notes; and

•

release and discharge the Company and U.S. Bank National Association, as successor in interest to SunTrust Bank as the trustee for the Old Notes from any and all claims the undersigned may have, now or in the future, arising out of or related to the Old Notes tendered hereby, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to the Old Notes tendered hereby, other than as expressly provided in the Prospectus and in this Letter of Transmittal, or to participate in any redemption or defeasance of the Old Notes tendered hereby.

The undersigned understands that tenders of Old Notes pursuant to the procedures described in the Prospectus and in this Letter of Transmittal and acceptance of such Old Notes by the Company will, following such acceptance, constitute a binding agreement between the undersigned and the Company upon the terms and conditions.

By tendering Old Notes in the Exchange Offer, the undersigned represents, warrants and agrees that:

•	it has received and reviewed the Prospectus;

•

it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered hereby, and it has full power and authority to execute this Letter of Transmittal;

•

the Old Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and the Company will acquire good, indefeasible and unencumbered title to such Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Company accepts the same;

•

it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered hereby from the date of this Letter of Transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•

in evaluating the Exchange Offer and in making its decision whether to participate in the Exchange Offer by tendering its Old Notes, the undersigned has made its own independent appraisal of the matters referred to in the Prospectus and this Letter of Transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to such holder by the Company, the Information Agent or the Exchange Agent, other than those contained in the Prospectus, as amended or supplemented through the Expiration Date;

•

the execution and delivery of this Letter of Transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in the Prospectus;

•

the agreement to the terms of this Letter of Transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the Exchange Offer, constitute the irrevocable appointment of the Exchange Agent as its attorney and agent and an irrevocable instruction to such attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Old Notes tendered hereby in favor of the Company or any other person or persons as the Company may direct and to deliver such forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of such Old Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Exchange Offer, and to vest in the Company or its nominees such Old Notes;

•	the terms and conditions of the Exchange Offer shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly;

•	it is acquiring the New Notes in the ordinary course of its business;

•

it is not participating in, and does not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

•	it is not a broker-dealer who acquired the Old Notes directly from the Company; and

•	it is not an “affiliate” of the Company, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering Old Notes shall be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Settlement Date. For purposes of this Letter of Transmittal, the “beneficial owner” of any Old Notes means any holder that exercises investment discretion with respect to such Old Notes.

The undersigned understands that tenders may not be withdrawn at any time after the Expiration Date, except as set forth in the Prospectus, unless the Exchange Offer is amended with changes to the terms and conditions that are, in the reasonable judgment of the Company, materially adverse to the tendering holders, in which case tenders may be withdrawn under the conditions described in the extension.

If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will extend the Exchange Offer for a period of two to ten business days, depending on the significance of the amendment and the manner of disclosure to such holders, if the Exchange Offer would otherwise have expired during such two to ten business day period.

All authority conferred or agreed to be conferred in this Letter of Transmittal and every obligation of the undersigned hereunder shall be binding upon the undersigned’s successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

☐	CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.

Name:

Address:

Name of Tendering Institution:

Account Number:

Transaction Code Number:

By crediting the Old Notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the Exchange Offer, the participant in DTC confirms on behalf of itself and the beneficial owners of such Old Notes all provisions of this Letter of Transmittal (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

INSTRUCTIONS FORMING PART OF

THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Book-Entry Confirmations

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Old Notes tendered by book-entry transfer, as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth on the cover page of this Letter of Transmittal prior to 5:00 p.m., New York City time, on the Expiration Date.

2. Validity of Tenders

The Company will determine in its sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. The Company’s determination will be final and binding. The Company reserves the absolute right to reject any Old Notes not properly tendered or any acceptance of Old Notes that would, in the opinion of its counsel, be unlawful. The Company also reserves the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer, including the instructions in this Letter of Transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, none of the Company, the Information Agent, the Exchange Agent and any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder through the facilities of DTC as soon as practicable after the Expiration Date.

3. Waiver of Conditions

The Company reserves the absolute right to waive, in whole or part, at any time or from time to time, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

4. No Conditional Tender

No alternative, conditional, irregular or contingent tender of Old Notes will be accepted.

5. Request for Assistance or Additional Copies

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Information Agent at the address, telephone numbers or fax number set forth on the cover page of this Letter of Transmittal. Holders may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the Exchange Offer.

6. Withdrawal

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures. For more information, see the section of the Prospectus entitled “Description of the Exchange Offer—Withdrawal of Tenders.”

7. Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith and that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Our by-laws contain specific authority for indemnification by us of our current and former directors, officers, employees or agents on terms that have been derived from Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article 12 of our Restated Certificate of Incorporation, as amended, limits the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of the DGCL.

Additionally, we have entered into agreements with certain of our directors and executive officers pursuant to which we have agreed to indemnify such directors and executive officers to the maximum extent permitted under the DGCL and in accordance with our by-laws and directors’ and officers’ insurance policy.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of the Registrant, as amended through October 24, 2005, is incorporated by reference to Exhibit 3(i) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2005 (File Number 001-06686).

3.2	By-Laws of the Registrant, as amended and restated through March 23, 2006, are incorporated by reference to Exhibit 3(ii) to the Registrant’s Current Report on Form 8-K filed with the SEC on March 29, 2006 (File Number 001-06686).

4.1	Senior Debt Indenture, dated as of November 12, 2004 (the “2004 Indenture”), between the Registrant and SunTrust Bank, as trustee, is incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 15, 2004 (File Number 001-06686).

4.2	Seventh Supplemental Indenture, dated as of June 15, 2009, to the 2004 Indenture, with respect to the 10.0% Senior Notes due 2017, between the Registrant and U.S. Bank National Association, as trustee, is incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2009 (File Number 001-06686).

4.3	Registration Rights Agreement, dated as of June 15, 2009, between the Registrant and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December June 15, 2009 (File Number 001-06686).

5.1	Opinion of Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Nicholas J. Camera, Esq. (included in Exhibit 5.1).

24.1	Power of Attorney of Directors (included on signature pages).

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as trustee under the 2004 Indenture.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 13, 2009.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By:	/s/ Nicholas J. Camera
Nicholas J. Camera Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Nicholas J. Camera, Michael I. Roth and Frank Mergenthaler, and each of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, (i) to act on, sign and file with the Securities and Exchange Commission (the “SEC”) any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 (the “Registration Statement”), together with all schedules and exhibits thereto, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), together with all schedules and exhibits thereto, (ii) to act on, sign and file with the SEC or any state securities commission or regulatory agency all such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection with this registration statement and any amendments thereto, (iii) to act on and file any supplement to any prospectus included in the Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and (iv) to take any and all other actions that may be necessary or appropriate in connection therewith, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requested and necessary to be done in and about the premises as fully to all intents and purposes as he or she might do or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated. This document may be executed in counterparts that when so executed shall constitute one registration statement, notwithstanding that all of the undersigned are not signatories to the original of the same counterpart.

Signature	Title	Date

/s/ Michael I. Roth Michael I. Roth	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 13, 2009

/s/ Frank Mergenthaler Frank Mergenthaler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 13, 2009

Signature	Title	Date

/s/ Christopher F. Carroll Christopher F. Carroll	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	August 13, 2009

/s/ Frank J. Borelli Frank J. Borelli	Director	August 13, 2009

/s/ Reginald K. Brack Reginald K. Brack	Director	August 13, 2009

/s/ Jocelyn Carter-Miller Jocelyn Carter-Miller	Director	August 13, 2009

/s/ Jill M. Considine Jill M. Considine	Director	August 13, 2009

/s/ Richard A. Goldstein Richard A. Goldstein	Director	August 13, 2009

/s/ H. John Greeniaus H. John Greeniaus	Director	August 13, 2009

/s/ Mary Guilfoile Mary Guilfoile	Director	August 13, 2009

/s/ William T. Kerr William T. Kerr	Director	August 13, 2009

David M. Thomas	Director	August 13, 2009

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of the Registrant, as amended through October 24, 2005, is incorporated by reference to Exhibit 3(i) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2005 (File Number 001-06686).

3.2	By-Laws of the Registrant, as amended and restated through March 23, 2006, are incorporated by reference to Exhibit 3(ii) to the Registrant’s Current Report on Form 8-K filed with the SEC on March 29, 2006 (File Number 001-06686).

4.1	Senior Debt Indenture, dated as of November 12, 2004 (the “2004 Indenture”), between the Registrant and SunTrust Bank, as trustee, is incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 15, 2004 (File Number 001-06686).

4.2	Seventh Supplemental Indenture, dated as of June 15, 2009, to the 2004 Indenture, with respect to the 10.0% Senior Notes due 2017, between the Registrant and U.S. Bank National Association, as trustee, is incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 16, 2009 (File Number 001-06686).

4.3	Registration Rights Agreement, dated as of June 15, 2009, between the Registrant and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 16, 2009 (File Number 001-06686).

5.1	Opinion of Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Nicholas J. Camera, Esq. (included in Exhibit 5.1).

24.1	Power of Attorney of Directors (included on signature pages).

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as trustee under the 2004 Indenture.